UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                          TRM Copy Centers Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    872636105
             -------------------------------------------------------
                                 (CUSIP Number)


                               Paul M. Brown, Jr.
                              5208 NE 122nd Avenue
                          Portland, Oregon 97230-1074
                                 (503) 257-8766
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 3, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                          1 of 8

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 872636105                                            Page 2 of 8 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frederick O. Paulsell
      Edwin S. Chan
      Donald L. Van Maren
      Sherman M. Coe
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      OO
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      All of the reporting persons are United States citizens.
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

                              Frederick O. Paulsell - 0
                              Edwin S. Chan         - 0
                              Donald L. Van Maren   - 0
                              Sherman M. Coe        - 0
                              --------------------------------------------------

      NUMBER OF           8)  SHARED VOTING POWER

      SHARES                  Frederick O. Paulsell - 1,764,562
                              Edwin S. Chan         - 1,764,562
      BENEFICIALLY            Donald L. Van Maren   - 1,764,562
                              Sherman M. Coe        - 1,764,562
      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               Frederick O. Paulsell -   917,242
                              Edwin S. Chan         -   531,782
      PERSON                  Donald L. Van Maren   -   157,769
                              Sherman M. Coe        -   157,288
      WITH                    --------------------------------------------------

                         10)  SHARED DISPOSITIVE POWER

                              Frederick O. Paulsell - 0
                              Edwin S. Chan         - 0
                              Donald L. Van Maren   - 0
                              Sherman M. Coe        - 0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Frederick O. Paulsell - 1,764,562
       Edwin S. Chan         - 1,764,562
       Donald L. Van Maren   - 1,764,562
       Sherman M. Coe        - 1,764,562
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.3%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      All reporting persons are IN.
      --------------------------------------------------------------------------


                                                                          2 of 8

Item 1.  Security and Issuer

     This statement relates to the Common Stock ("Common Stock") of TRM Copy Centers Corporation, a corporation organized under the laws of Oregon (the "Company"). The Company's principal executive offices are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074.

Item 2.  Identity and Background

          (a) This Statement is filed by Frederick O. Paulsell, Edwin S. Chan, Donald L. Van Maren and Sherman M. Coe, individuals (the "Reporting Persons"). Messrs. Paulsell, Chan, Van Maren and Coe are part of a group.

          (b) - (f)Mr. Paulsell is Chairman of the Board of Directors of the Company, whose principal executive offices are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074. Mr. Paulsell is a citizen of the United States of America. Mr. Paulsell has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Paulsell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Chan is Vice Chairman of the Board of Directors of the Company, whose principal executive offices are located at 5208 NE 122nd Avenue, Portland, Oregon 97230- 1074. Mr. Chan is a citizen of the United States of America. Mr. Chan has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Van Maren is a director of the Company, whose principal executive offices are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074. Mr. Van Maren is a citizen of the United States of America. Mr. Van Maren has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Van Maren has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Coe is a director of the Company, whose principal executive offices are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074. Mr. Coe is a citizen of the United States of America. Mr. Coe has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Coe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4.  Purpose of Transaction

          (a) The Reporting Persons entered into a Voting Agreement with the Company dated as of April 3, 1998 (the "Voting Agreement") in consideration for the execution and delivery by ReadyCash Investment Partners, L.P. ("ReadyCash") of a Preferred Stock and Warrants Purchase Agreement dated March 29, 1998 between ReadyCash and the Company (the "Purchase Agreement"). The Purchase Agreement provides for, among other things, the issuance and sale by the Company of shares of its Series A Preferred Stock and Warrants to purchase 500,000 shares of its Common Stock at an exercise price of $15.00 per share to ReadyCash for an aggregate purchase price of $20,000,000. The Purchase Agreement also provides that the Company's Board of Directors will be increased from seven to nine directors and two persons designated by ReadyCash will be elected to the Company's Board of Directors. The Series A Preferred Stock to be issued and sold to ReadyCash pursuant to the Purchase Agreement is convertible into 1,333,333 shares of the Company's Common Stock and prior to conversion will represent approximately 19 percent of the voting power of the Company's outstanding capital stock. The Voting Agreement is attached hereto as Exhibit A and is incorporated herein by reference. Pursuant to the Voting Agreement, the Reporting Persons have agreed to vote all of their shares of Common Stock in favor of all of the transactions contemplated by the Purchase Agreement. The Voting Agreement will remain in effect until the earlier of (a) the date of termination of the Purchase Agreement or (b) the date of the Closing pursuant to the Purchase Agreement.

     While the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, at the present time the Reporting Persons have no plans or proposals that relate to or would result in any of the following:

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) Sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any material change in the present capitalization or dividend policy of the Company;

          (e) Any other material change in the Company's business or corporate structure;

          (f) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (g) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (i) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

          (a) - (c)As of the date of this filing, the Reporting Persons beneficially own 1,764,562 shares of Common Stock, including 180,000 shares of Common Stock which the Reporting Persons have the right to purchase. The Reporting Persons have sole voting power to vote or direct the vote of 1,764,562 shares of Common Stock. These shares represent 25.3% of the 6,984,141 shares issued and outstanding on March 29, 1998. The Reporting Persons have sole power to dispose or direct the disposition of 1,764,562 shares of Common Stock. These shares represent 25.3% of the 6,984,141 shares issued and outstanding on March 29, 1998.

     As of the date of this filing, Mr. Paulsell beneficially owns 1,764,562 shares of Common Stock, including 92,500 shares of Common Stock which he has the right to purchase. Mr. Paulsell has shared voting power to vote or direct the vote of the 1,764,562 shares of Common Stock subject to the Voting Agreement. These shares represent 25.3% of the 6,984,141 shares issued and outstanding on March 29, 1998. Mr. Paulsell has sole power to dispose or direct the disposition of 917,242 shares of Common Stock. His power to dispose of these shares is not affected by the Voting Agreement. These shares represent 13.1% of the 6,984,141 shares issued and outstanding on March 29, 1998.

     As of the date of this filing, Mr. Chan beneficially owns 1,764,562 shares of Common Stock, including 10,000 shares of Common Stock which he has the right to purchase. Mr. Chan has shared voting power to vote or direct the vote of the 1,764,562 shares of Common Stock subject to the Voting Agreement. These shares represent 25.3% of the 6,984,141 shares issued and outstanding on March 29, 1998. Mr. Chan has sole power to dispose or direct the disposition of 531,782 shares of Common Stock. His power to dispose of these shares is not affected by the Voting Agreement. These shares represent 7.6% of the 6,984,141 shares issued and outstanding on March 29, 1998.

     As of the date of this filing, Mr. Van Maren beneficially owns 1,764,562 shares of Common Stock, including 31,000 shares of Common Stock which he has the right to purchase. Mr. Van Maren has shared voting power to vote or direct the vote of the 1,764,562 shares of Common Stock subject to the Voting Agreement. These shares represent 25.3% of the 6,984,141 shares issued and outstanding on March 29, 1998. Mr. Van Maren has sole power to dispose or direct the disposition of 157,769 shares of Common Stock. His power to dispose of these shares is not affected by the Voting Agreement. These shares represent 2.3% of the 6,984,141 shares issued and outstanding on March 29, 1998.

     As of the date of this filing, Mr. Coe beneficially owns 1,764,562 shares of Common Stock, including 46,500 shares of Common Stock which he has the right to purchase. Mr. Coe has shared voting power to vote or direct the vote of the 1,764,562 shares of Common Stock subject to the Voting Agreement. These shares represent 25.3% of the 6,984,141 shares issued and outstanding on March 29, 1998. Mr. Coe has sole power to dispose or direct the disposition of 157,788 shares of Common Stock. His power to dispose of these shares is not affected by the Voting Agreement. These shares represent 2.3% of the 6,984,141 shares issued and outstanding on March 29, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons entered into a Voting Agreement with the Company dated as of April 3, 1998 (the "Voting Agreement") in consideration for the execution and delivery by ReadyCash Investment Partners, L.P. ("ReadyCash") of a Preferred Stock and Warrants Purchase Agreement dated March 29, 1998 between ReadyCash and the Company (the "Purchase Agreement"). The Purchase Agreement provides for, among other things, the issuance and sale by the Company of shares of its Series A Preferred Stock and Warrants to purchase 500,000 shares of its Common Stock at an exercise price of $15.00 per share to ReadyCash for an aggregate purchase price of $20,000,000. The Purchase Agreement also provides that the Company's Board of Directors will be increased from seven to nine directors and two persons designated by ReadyCash will be elected to the Company's Board of Directors. The Series A Preferred Stock to be issued and sold to ReadyCash pursuant to the Purchase Agreement is convertible into 1,333,333 shares of the Company's Common Stock and prior to conversion will represent approximately 19 percent of the voting power of the Company's outstanding capital stock. The Voting Agreement is attached hereto as Exhibit A and is incorporated herein by reference. Pursuant to the Voting Agreement, the Reporting Persons have agreed to vote all of their shares of Common Stock in favor of all of the transactions contemplated by the Purchase Agreement. The Voting Agreement will remain in effect until the earlier of (a) the date of termination of the Purchase Agreement or (b) the date of the Closing pursuant to the Purchase Agreement.

Item 7.  Material to be Filed as Exhibits

     Voting Agreement among the Reporting Persons and the Company dated as of April 3, 1998, and Section 13D Joint Filing Agreement among the Reporting Persons dated April 13, 1998.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    April 10, 1998
                                       -----------------------------------------
                                                         Date


                                               /s/ FREDERICK O. PAULSELL
                                       -----------------------------------------
                                       Frederick O. Paulsell, as representative
                                       of the Reporting Persons

                                  EXHIBIT INDEX


EXHIBIT     DESCRIPTION                                                  PAGE

   A        Voting Agreement dated as of April 3, 1998, between           10
            TRM Copy Centers Corporation and Frederick O.
            Paulsell, Edwin S. Chan, Donald L. Van Maren, and
            Sherman M. Coe.

   B        Joint Filing Agreement between Frederick O. Paulsell,         15
            Edwin S. Chan, Donald L. Van Maren, and Sherman M.
            Coe.

                                                                       Exhibit A

                              TRM VOTING AGREEMENT


          This VOTING AGREEMENT is dated as of April 3, 1998 and is between TRM Copy Centers Corporation, an Oregon corporation (the "Company"), and each of the individuals and other parties listed on Schedule A attached hereto (each, a "Stockholder" and, collectively, the "Stockholders").

          WHEREAS, the Company and ReadyCash Investment Partners, L.P., a Delaware limited partnership ("ReadyCash"), have entered into a Preferred Stock and Warrants Purchase Agreement dated as of the date hereof (as the same may be amended or supplemented, the "Purchase Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement) providing for, among other things, the issuance and sale by the Company of 1,777,778 shares of the Company's Series A Preferred Stock, and warrants to purchase an additional 500,000 shares of the Company's Common Stock, for an aggregate purchase price of $20,000,000 and upon the other terms and subject to the conditions set forth in the Purchase Agreement; and

          WHEREAS, each Stockholder owns the number of shares of Common Stock of the Company (the "Common Stock") set forth opposite his or its name on Schedule A attached hereto (such shares of Common Stock, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares").

          NOW, THEREFORE, to induce ReadyCash to complete the transactions contemplated by the Purchase Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

          1. Representations and Warranties of each Stockholder. Each Stockholder hereby, severally and not jointly, represents and warrants to the Company as of the date hereof in respect of himself or itself as follows:

          (a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder's property or assets. If the Stockholder is married and the Stockholder's Subject Shares constitute community property or otherwise need spousal or other approval to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such spouse in accordance with its terms. No trust of which such Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

          (b) The Subject Shares. The Stockholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares set forth opposite his or its name on Schedule A attached hereto, free and clear of any Encumbrances. The Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite his or its name on Schedule A attached hereto. The Stockholder has the sole right to vote, and the sole power of disposition with respect to, such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting or disposition of such Subject Shares, except as contemplated by this Agreement.

          2. Agreement to Vote. Until the termination of this Agreement in accordance with Section 4, each Stockholder, severally and not jointly, agrees that, at any meeting of shareholders of the Company called to vote upon any or all of the transactions contemplated by the Purchase Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to any or all of the transactions contemplated by the Purchase Agreement is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) all Subject Shares then beneficially owned by such Stockholder in favor of the transactions contemplated by the Purchase Agreement.

          3. Further Assurances. Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

          4. Termination. This Agreement shall terminate upon the earlier of (a) the date of termination of the Purchase Agreement, or (b) the date of the Closing pursuant to the Purchase Agreement.

          5. General Provisions.

          (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

          (b) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

          (c) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

          (d) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Oregon regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

          6. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Oregon or in an Oregon state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Oregon or any Oregon state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a Federal court sitting in the state of Oregon or an Oregon state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

          IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

                                       TRM COPY CENTERS CORPORATION


                                       By: /s/ PAUL M. BROWN, JR.
                                           -------------------------------------
                                           Name:  Paul M. Brown, Jr.
                                           Title:  Chief Financial Officer


                                           STOCKHOLDERS:


                                           /s/ FREDERICK O. PAULSELL
                                           -------------------------------------
                                           Frederick O. Paulsell



                                           /s/ EDWIN S. CHAN
                                           -------------------------------------
                                           Edwin S. Chan



                                           /s/ DONALD L. VAN MAREN
                                           -------------------------------------
                                           Donald L. Van Maren



                                           /s/ SHERMAN M. COE
                                           -------------------------------------
                                           Sherman M. Coe

                                   SCHEDULE A


                                                 Shares of the Company's
                 Name                                 Common Stock
         ---------------------                   -----------------------
         Frederick O. Paulsell                           824,742
         Edwin S. Chan                                   521,782
         Donald L. Van Maren                             126,769
         Sherman M. Coe                                  110,788

                                                                       EXHIBIT B

                        SECTION 13 JOINT FILING AGREEMENT

          Each of the undersigned is a person that may be required, from time to time, to file statements pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission ("SEC"). Each of the undersigned may be required, from time to time, to file such statements jointly with one or more of the other undersigned persons pursuant to Rule 13d-1(f) under the Exchange Act. Each of the undersigned agrees that any such statement filed with the SEC that is executed by Mr. Frederick O. Paulsell shall be deemed to be filed on behalf of the undersigned.

          Dated April 13, 1998.



                                       /s/ FREDERICK O. PAULSELL
                                       -----------------------------------------
                                       Frederick O. Paulsell


                                       /s/ EDWIN S. CHAN
                                       -----------------------------------------
                                       Edwin S. Chan


                                       /s/ DONALD L. VAN MAREN
                                       -----------------------------------------
                                       Donald L. Van Maren


                                       /s/ SHERMAN M. COE
                                       -----------------------------------------
                                       Sherman M. Coe